Exhibit 99.1

INDIVIOR PLC

TRANSACTIONS IN OWN SHARES

May 1, 2024

INDIVIOR PLC ("Indivior") announces that on April 30, 2024, it purchased for cancellation the following number of its ordinary shares of $0.50 each through Morgan Stanley & Co. International Plc.

Ordinary Shares

Date of purchases:	April 30, 2024
Number of ordinary shares purchased:	12,861
Highest Price per share:	1,465.00
Lowest Price per share:	1,431.00
Volume Weighted Average Price per share:	1,452.68

Indivior intends to cancel all of the purchased shares.

All repurchases by Indivior are "On Exchange" transactions (as such term is defined in the rules of the London Stock Exchange) and "on market" for the purposes of the Companies Act 2006.

Following the above transaction and cancellation of the purchased shares, Indivior has 135,384,293 ordinary shares with voting rights in issue. There are no ordinary shares held in treasury.

The above figure (135,384,293) may be used by shareholders (and others with notification obligations) as the denominator for the calculation by which they will determine if they are required to notify their interest in, or a change to their interest in, Indivior under the FCA's Disclosure Guidance and Transparency Rules.

Aggregated information

Trading Venue	Aggregated volume (shares)	Volume weighted average price (p)
XLON	4,326	1,451.46
BATE	758	1,455.10
CHIX	7,187	1,453.74
AQXE	590	1,445.62

Contact:
Jason Thompson
Vice President, Investor Relations
1-804-402-7123

Transaction details

In accordance with Article 5(1)(b) of the Market Abuse Regulation (EU) No 596/2014, as it forms part of Retained EU Law as defined in the European Union (Withdrawal) Act 2018, a full breakdown of the individual purchases of ordinary shares made by Morgan Stanley & Co. International Plc on behalf of Indivior as part of the Share Repurchase Program is detailed below.

Time	Price (p)	Quantity	Venue	Reference
08:02:29	1,445.00	181	XLON	E0IcWMnCKQdT
08:02:41	1,442.00	146	XLON	E0IcWMnCKR2U
08:02:41	1,442.00	39	XLON	E0IcWMnCKR2u
08:10:09	1,454.00	211	CHIX	2977838243857
08:23:56	1,457.00	183	XLON	E0IcWMnCL6Wf
08:35:47	1,457.00	59	CHIX	2977838248723
08:35:47	1,457.00	144	CHIX	2977838248724
08:40:14	1,453.00	202	AQXE	10347
08:53:19	1,453.00	23	CHIX	2977838251059
08:53:19	1,453.00	130	CHIX	2977838251060
08:53:19	1,453.00	54	CHIX	2977838251061
08:59:14	1,451.00	174	CHIX	2977838251886
09:11:45	1,458.00	175	CHIX	2977838253529
09:11:55	1,456.00	179	XLON	E0IcWMnCLy6d
09:11:57	1,455.00	81	CHIX	2977838253550
09:25:20	1,452.00	119	CHIX	2977838255683
09:25:20	1,452.00	64	CHIX	2977838255685
09:25:20	1,452.00	55	CHIX	2977838255686
09:25:20	1,452.00	103	CHIX	2977838255687
09:25:20	1,452.00	19	CHIX	2977838255688
09:42:53	1,451.00	192	CHIX	2977838257935
09:42:53	1,450.00	31	XLON	E0IcWMnCMUHR
09:59:57	1,451.00	407	XLON	E0IcWMnCMnE1
10:24:46	1,455.00	188	XLON	E0IcWMnCNCbh
10:36:28	1,456.00	49	XLON	E0IcWMnCNOIM
10:36:28	1,456.00	87	CHIX	2977838265976
10:39:50	1,455.00	179	XLON	E0IcWMnCNQkN
10:39:50	1,455.00	185	CHIX	2977838266343
11:00:37	1,457.00	184	CHIX	2977838269062
11:10:17	1,455.00	182	XLON	E0IcWMnCNrGa
11:10:17	1,455.00	112	CHIX	2977838270292
11:18:47	1,455.00	173	CHIX	2977838271565
11:18:47	1,455.00	24	CHIX	2977838271566
11:18:47	1,455.00	174	CHIX	2977838271567
11:42:19	1,442.00	212	XLON	E0IcWMnCOFkO
12:02:01	1,441.00	192	XLON	E0IcWMnCOWaN
12:06:02	1,440.00	183	XLON	E0IcWMnCOZku
12:06:08	1,438.00	80	XLON	E0IcWMnCOZoU
12:20:52	1,431.00	198	AQXE	48994
12:20:52	1,432.00	105	XLON	E0IcWMnCOknf
12:20:52	1,432.00	46	XLON	E0IcWMnCOknh
12:20:52	1,432.00	56	XLON	E0IcWMnCOknj
12:45:57	1,440.00	157	CHIX	2977838282845
12:45:57	1,440.00	47	CHIX	2977838282846
12:55:38	1,442.00	363	CHIX	2977838284210
13:15:20	1,443.00	35	CHIX	2977838287037
13:15:20	1,443.00	22	CHIX	2977838287038
13:15:20	1,443.00	77	CHIX	2977838287039
13:15:20	1,443.00	28	CHIX	2977838287040
13:15:20	1,443.00	29	BATE	156728362669
13:15:29	1,440.00	179	CHIX	2977838287090
13:15:29	1,440.00	172	CHIX	2977838287091
13:23:42	1,457.00	179	XLON	E0IcWMnCPgih
13:47:19	1,452.00	188	CHIX	2977838293743
13:47:24	1,451.00	164	XLON	E0IcWMnCQE3q
13:57:05	1,454.00	84	CHIX	2977838295550
13:57:05	1,454.00	96	CHIX	2977838295551
13:57:05	1,454.00	186	BATE	156728368725
14:09:20	1,453.00	190	AQXE	68565
14:27:44	1,452.00	385	CHIX	2977838301098
14:30:44	1,453.00	193	CHIX	2977838302171
14:41:26	1,451.00	187	CHIX	2977838305835
14:41:26	1,451.00	175	CHIX	2977838305840
14:42:10	1,449.00	54	BATE	156728375920
14:42:10	1,449.00	28	BATE	156728375921
14:42:10	1,449.00	13	BATE	156728375922
14:42:10	1,449.00	24	BATE	156728375923
14:42:10	1,449.00	37	BATE	156728375924
14:58:18	1,460.00	190	CHIX	2977838311634
15:03:51	1,461.00	206	CHIX	2977838313786
15:09:14	1,460.00	26	XLON	E0IcWMnCSVru
15:09:15	1,460.00	294	XLON	E0IcWMnCSVsA
15:09:15	1,459.00	177	BATE	156728382331
15:12:55	1,461.00	206	CHIX	2977838316825
15:26:19	1,465.00	181	XLON	E0IcWMnCT1rL
15:27:10	1,465.00	178	CHIX	2977838320664
15:27:10	1,464.00	190	CHIX	2977838320671
15:43:26	1,459.00	192	CHIX	2977838325336
15:44:21	1,459.00	156	CHIX	2977838325657
15:44:21	1,459.00	50	CHIX	2977838325658
15:53:05	1,459.00	210	BATE	156728391751
15:58:47	1,462.00	195	XLON	E0IcWMnCTyD2
16:00:26	1,461.00	180	CHIX	2977838330144
16:00:26	1,461.00	26	CHIX	2977838330146
16:00:26	1,461.00	316	CHIX	2977838330147
16:08:50	1,457.00	193	XLON	E0IcWMnCUJG4
16:08:52	1,457.00	187	CHIX	2977838333423
16:12:49	1,452.00	180	CHIX	2977838335160
16:19:47	1,454.00	193	XLON	E0IcWMnCUiJk
16:19:47	1,454.00	214	XLON	E0IcWMnCUiJo
16:19:47	1,454.00	49	XLON	E0IcWMnCUiJq

Indivior PLC's Legal Entity Identifier code is 213800V3NCQTY7IED471.